CORAL GOLD RESOURCES LTD.
Suite 400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Telephone: (604) 682-3701
Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

September 27, 2005                                                                        Trading Symbols: TSX Venture - CGR
                                                                                               US;OTC.BB - CGREF
                                                                                    Berlin and Frankfurt - WKN A0DJ0G

INVESTOR RELATIONS AGREEMENT

Coral Gold Resources Ltd. (the “Company”) has entered into a 12 month Investor Relations Agreement with Investor Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totalling $18,000 plus expenses.

ON BEHALF OF THE BOARD OF DIRECTORS

s/“David Wolfin”

David Wolfin
Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.